22006656

SEC Mail Processing Section
FEB 22 2022
Washington DC
413

| OMB APPROVAL |
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| SEC FILE NUMBER |
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| 8-50435 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: J. M. Lummis Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Locust Avenue
(No. and Street)

| New Canaan | CT | 06840 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Susan Ambuhl Galione | (203) 966-0005 | susan@jmlummis.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Reynolds & Rowella, LLP
(Name – if individual, state last, first, and middle name)

| 51 Locust Avenue | New Canaan | CT | 06840 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 4/23/2009 | 3448 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMB

**OATH OR AFFIRMATION**

I, David Lummis, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J. M. Lummis Securities, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

CYNTHIA M DEAN
Notary Public
Connecticut
My Commission Expires Nov 30, 2022

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# J.M. Lummis Securities, Inc.
# Financial Statements
# December 31, 2021

# J.M. Lummis Securities, Inc.
# Index to Financial Statements
# December 31, 2021

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of J.M. Lummis Securities, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J.M. Lummis Securities, Inc. as of December 31, 2021, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of J.M. Lummis Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of J.M. Lummis Securities, Inc.'s management. Our responsibility is to express an opinion on J.M. Lummis Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to J.M. Lummis Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934, Schedule II: Computation of Aggregate Indebtedness and Schedule III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of J.M. Lummis Securities, Inc.'s financial statements. The supplemental information is the responsibility of J.M. Lummis Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934, Schedule II: Computation of Aggregate Indebtedness and Schedule III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

We have served as J.M Lummis Securities, Inc.'s auditor since 2009.
New Canaan, Connecticut
February 14, 2022

## J.M. Lummis Securities, Inc.
## Statement of Financial Condition
## As of December 31, 2021

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 518,490 |
| Due from clearing organization | 533,250 |
| Prepaid expenses | 990 |
| **Total Assets** | $ 1,052,730 |
| | |
| **Liabilities and Shareholder's Equity** | |
| Accounts payable and accrued expenses | $ 19,074 |
| Due to Parent | 6,000 |
| Total Liabilities | 25,074 |
| | |
| **Shareholder's Equity** | |
| Common stock, no par value | |
| 20,000 shares authorized, 100 shares issued and outstanding | 20,000 |
| Additional paid-in capital | 1,309,620 |
| Retained deficit | (301,964) |
| Total Shareholder's Equity | 1,027,656 |
| | |
| **Total Liabilities and Shareholder's Equity** | $ 1,052,730 |

See accompanying notes to financial statements.

## J.M. Lummis Securities, Inc.
## Statement of Operations
## For the Year Ended December 31, 2021

| | |
|---|---|
| **Revenues** | |
| Bond and money market commissions | $ 161,791 |
| Total Revenues | 161,791 |
| **Operating Expenses** | |
| Allocated expenses (Note 2) | 121,500 |
| Professional Fees | 18,000 |
| Transaction fees | 17,998 |
| Other | 9,138 |
| Total Operating Expenses | 166,636 |
| **Net Loss** | $ (4,845) |

See accompanying notes to financial statements.

**J.M. Lummis Securities, Inc.**
**Statement of Changes in Shareholder's Equity**
**For the Year Ended December 31, 2021**

| | Common Stock | | Additional Paid-in | Retained | Total Shareholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Equity |
| Beginning Balance, January 1, 2021 | 100 | $ 20,000 | $ 1,309,620 | $ (297,119) | $ 1,032,501 |
| Net Loss | - | - | - | (4,845) | (4,845) |
| Ending Balance, December 31, 2021 | 100 | $ 20,000 | $ 1,309,620 | $ (301,964) | $ 1,027,656 |

See accompanying notes to financial statements.

## J.M. Lummis Securities, Inc.
## Statement of Cash Flows
## For the Year Ended December 31, 2021

| | | |
|---|---|---|
| **Operating Activities** | | |
| Net Loss | $ | (4,845) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Due from clearing organization | | (67,757) |
| Prepaid expenses | | (73) |
| Accounts payable and accrued expenses | | 1,438 |
| Due to Parent | | (21,500) |
| Net Cash Used In Operating Activities | | (92,737) |
| **Net Change in Cash and Cash Equivalents** | | (92,737) |
| Cash and Cash Equivalents at Beginning of Year | | 611,227 |
| **Cash and Cash Equivalents at End of Year** | $ | 518,490 |

See accompanying notes to financial statements.

## 1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

J.M. Lummis Securities, Inc. (the "Company"), was incorporated on June 19, 1997 and is a wholly-owned subsidiary of J.M. Lummis and Company, Inc. (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC) and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist primarily of brokering corporate bonds and money market instruments.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company records commissions when earned which is generally on the date the trade closes. The Company executes trades in securities for counterparties on an agency basis. Agency transactions result in the recording of commission revenue. These securities transactions are recorded on a settlement date basis with related commissions income and expenses recorded on a settlement date basis. The Company uses the settlement date basis for recording commissions as that is when the commission payment obligation is satisfied.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Due from Clearing Organization

Due from clearing organization primarily represents cash held on deposit at a clearing organization to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization. Included in due from clearing organization is a $500,000 required deposit.

Accounts Receivable

Accounts receivable includes commissions which represent amounts due from other broker dealers for the execution of brokering transactions.

Accounts receivable are carried at the original amount less an estimate made for the allowance for doubtful accounts based on a review of outstanding amounts on a monthly basis. At December 31, 2021 there was no accounts receivable.

Allowance for Credit Losses

The Company follows Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2021.

Federal and State Income Taxes

The Company files a consolidated Federal income tax return with its Parent and combined State and local tax returns. The Parent has elected under the Internal Revenue Code to be taxed as an S Corporation. All Federal and Connecticut State taxes owed by the Company will be the responsibility of the Parent or its shareholder. Based upon various apportionment rules and State and city income tax laws, the Company may be responsible for income taxes in States in which the Company does business. At December 31, 2021 no taxes were owed.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2018 through 2021 tax years are open for examination by Federal, State and local tax authorities.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Related Party Transactions

The Company has entered into an Expense Sharing Agreement (the "Agreement") with the Parent because the Company and the Parent use all of the same vendors and the Parent processes all of the Company's vendor payments and Company payroll. These shared expenses include telephone, Bloomberg, information technology, insurance, office equipment and office expense. In addition, the Company shares office space with the Parent. The Company paid the Parent $2,500 per month for these expenses through 2021. In addition, the Company paid the Parent $3,000 per month for salary expense as well as a percent of commissions generated that is paid by the Parent. In total, the Company was charged by the Parent $121,500 during 2021 under this Agreement. The amount owed to the Parent at December 31, 2021 was $6,000.

The Company did not declare or pay a dividend to the Parent during the year ending December 31, 2021.

On February 3, 2022, the Company received a financial support letter from the Parent stating that if needed, the Parent would fund operations at the Company.

## 3. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2021, the Company's net capital balance as defined by SEC Rule 15c3-1 was $1,026,666 which exceeded the minimum requirement of $5,000. At December 31, 2021, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.0244 to 1.0.

## 4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c-3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing broker or dealer.

## 5. Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing organization on a fully-disclosed basis. Therefore, all of the customers' account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts.

## 6. Legal Risk Disclosure

The Company can be a party to lawsuits arising in the ordinary course of business. Management believes the Company has adequate insurance coverage to reduce its risk of loss. The Company accrues for loss contingencies when the matter becomes known, is deemed to be a probable loss and estimable. As of December 31, 2021 no accrual for loss contingencies was deemed necessary.

## 7. COVID 19 Disclosure

On March 11, 2020, the World Health Organization designated COVID-19 as a global pandemic. As of the date of the audit report, the COVID-19 pandemic continues to persist domestically and globally. At the current time, management is unable to predict how COVID-19 will affect the Company's future financial performance due to the uncertainties surrounding the severity and duration of the pandemic.

# Supplemental Information

# J.M. Lummis Securities, Inc.
# Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
# As of December 31, 2021

| | |
|---|---|
| **Total Shareholder's Equity Qualified for Net Capital** | $1,027,656 |
| Deductions: | |
| Less non allowable assets: | |
| Cash- central depository registration | 990 |
| **Net Capital** | $1,026,666 |
| Computation of Basic Net Capital Requirement | |
| Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000) | 5,000 |
| **Excess Net Capital** | $1,021,666 |
| **Excess Net Capital at 1,000 Percent** | $1,020,666 |

**Note:** There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021.

## J.M. Lummis Securities, Inc.
## Schedule II: Computation of Aggregate Indebtedness
## As of December 31, 2021

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Accounts payable and accrued expenses | $ 19,074 |
| Due to Parent | $ 6,000 |
| Total liabilities | $ 25,074 |
| **Ratio of aggregate indebtedness to net capital** | 0.0244 to 1.0 |

**Note:** There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021.

## J.M. Lummis Securities, Inc.
## Schedule III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
## As of December 31, 2021

The Company claims exemption from the requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii) wherein the Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of J.M. Lummis Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) J.M. Lummis Securities, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which J.M. Lummis Securities, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) J.M. Lummis Securities, Inc. stated that J.M. Lummis Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. J.M. Lummis Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included other inquiries and other required procedures to obtain evidence about J.M. Lummis Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

New Canaan, CT
February 14, 2022

**LUMMIS**
J.M. Lummis Securities, Inc.

J. M. Lummis Securities, Inc.'s Exemption Report

J. M. Lummis Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- (1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).
- (2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

J. M. Lummis Securities, Inc.

I, David Lummis, affirm that, to my best knowledge and belief, this exemption report is true and correct.

By: ______________________________

Title: President

February 1, 2022

*Fixed Income Specialists*
*Member NASD, SIPC*
50 Locust Avenue, New Canaan, Connecticut 06840
(800) 243-4381 www.jmlummis.com (203) 972-1272 Fax